Via Facsimile and U.S. Mail
Mail Stop 6010

								March 31, 2006

Herman Rappaport
Chief Executive Officer
Starmed Group, Inc.
2029 Century Park East
Suite 1112
Los Angeles, California 90067

Re:	Starmed Group, Inc.
Amendment No. 1 to Form 10-KSB for Year Ended December 31, 2004
Filed October 5, 2005
File No. 000-33153

Dear Mr. Rappaport:

      We have reviewed your February 2, 2006 response to our December
12, 2005 comment letter and have the following comments. In some of our comments, we think you should revise your filings in response to these comments. In other comments, we ask you to provide us additional information and, depending on the conclusions you reach after evaluating the comment, you may need to revise your filings in response to those comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31,
2004

General

1. In your August 12, 2005 and February 2, 2006 responses, you acknowledged certain things regarding this filing being declared effective. As a declaration of effectiveness would not appear to be relevant to a Form 10-KSB and as you did not provide the acknowledgments that we had requested in our July 20, 2005 comment letter, please provide us, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7.  Financial Statements and Supplementary Data, page 15

Consolidated Statement of Shareholders` Equity (Deficit), page F-4

2. Please explain why it was appropriate to value the shares issued, during the periods presented, to officers and directors "based on the value of the services received as agreed to by the parties," as indicated in your response to part a. of prior comment one. In so doing, please address the following:

a. Please provide us, in disclosure-type format, your policy to account for stock-based compensation during the periods presented, including whether stock-based compensation to employees is recognized under APB 25 or SFAS 123.

b. Regarding the shares issued to directors, please tell us whether the directors provided the services as a director, as contemplated by paragraph 8 of FIN 44, or the services were provided by the directors acting in another capacity.

c. To the extent the shares issued to officers and directors were accounted for under APB 25, please tell us how using the value of the services complied with paragraph 10(a), which states that, "[i]f a quoted market price was unavailable, the best estimate of the market value of the stock should be used to measure compensation."

d. To the extent the shares issued to officers and directors were accounted for as transactions with employees under SFAS 123, please explain how using the value of the services complied with:

i. paragraph 16, which states that the compensation should be based on the fair value of the equity instruments issued, and

ii. paragraph 107, which states that "accounting for the cost of employee services is based on the value of compensation paid, which is presumed to be an adequate measure of the value of the services received."

e. To the extent the shares issued to directors were accounted for as transactions with other than employees under SFAS 123, please provide us an analysis of how using the value of the services complied with paragraphs 8 through 10. In this regard, please also address the following:

i. While we noted your assertion that "there was no reliable way to value the Company`s shares," please clarify why you would appear to believe that the fair value of the services received was more reliably measurable than the fair value of the shares issued. In so doing, please discuss the extent to which you considered the valuation techniques described in paragraph 9.

ii. Please clarify how an agreement was reached on the fair value of the services that you received and why you believe that the agreed-upon value represented with the fair value of the services

iii. As was contemplated by part a. of prior comment one, please tell us the extent to which you understand that the aggregate compensation expense you recognized was consistent with the value of consideration that the directors would have received from providing the services to other parties. While you responded that you did not believe it was your responsibility to inquire of the directors about this, it would seem to be relevant to whether the value of the services received was more reliably measurable than the value of the shares.

f. To the extent that you conclude that the amount recognized should have been based on the value of the shares issued, please tell us the fair value of the shares issued during the periods presented. In this regard, please also address the following:

i. Please provide us with a quantitative and qualitative analysis supporting those fair values that describes the significant factors, assumptions and methodologies used in determining each estimated fair value.

ii. Please discuss how each significant factor contributing to the difference between the fair value as of the: (1) date of each issuance and (2) dates of other issuances and when trading commenced in April 2005.

iii. If you conclude that you should have recognized an amount based on the value of the shares issued, please amend your Form 10-KSB for
December 31, 2004 and Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly.

3. Please elaborate on your response to part a. of prior comment one to also address issuances of your common stock during 2003 for services, as that comment and comment five in our July 20, 2005 letter was intended to address issuances during all period presented.
In this regard, please respond to part f. of comment two in this letter.

4. We have the comments below on your responses to parts c. and d. of prior comment one:

a. Please explain why you appear to believe that the fair value of your common stock increased from $0.01 per share in January 2005 (as per your disclosure) to $1.10 per share in April 2005 during the early days of trading of your stock (as per your response to part e.
of prior comment two). Please provide us with a quantitative and qualitative analysis describing the significant factors, assumptions and methodologies supporting this significant change in value.

b. If you conclude that you should have used a different fair value for the shares issued for services in January 2005, please amend your
Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly.

5. According to your response to part b. of prior comment one, you do not believe that the number of shares that you issued in exchange for the accounts payable was arrived at through a determination of their fair value. In that response and in your response to part c. of prior comment two, you responded that the vendor was simply trying to receive something of value and that there was no basis to conclude that the shares were then worth $2.08 per share. In light of your response, please address one of the following:

a. Please tell us why it was appropriate to recognize the shares at
$2.08 per share, as opposed to their fair value at the date of issuance, and to not recognize a gain or loss on the extinguishment of debt (the accounts payable). In so doing, please tell us whether
APB 26 is applicable to the exchange and, if so, how your accounting is consistent with its specific provisions.

b. Please amend your Form 10-KSB for December 31, 2004 and Form
10-
QSB for September 30, 2005 to restate your financial statements and the related disclosures to recognize the shares issued at their fair value at the date of issuance and recognize a gain or loss on extinguishment. In so doing, please provide us the information requested in parts f.i. and f.ii. of comment two in this letter about your determination of the fair value of these shares.

Notes to Consolidated Financial Statements, page F-6

4.  Long Term Debt, page F-8

Note Payable, page F-8

6. We have the following comments about your response to part b.
of
prior comment two:

a. Please tell us why it is appropriate to record the shares issued for the forgiveness of debt based on a fair value determined by the parties to the transaction. As you also agreed to guarantee the price of the shares to be $3.50 per share, it is not clear how an agreement with the other party on the fair value of the shares at $0.01 per share is either substantive or informative.

b. While you responded that the determination was based upon the lack of a trading market, contemporaneous private placements, profitability, and future prospects, it is not clear the specific methodology that the parties to the transaction used to conclude that the value was $0.01 per share, as opposed to a different amount. In so doing, please provide us the information requested in parts f.i.
and f.ii. of comment two above about how you determined the fair value of these shares.

c. If you conclude that you should have used a different fair value
for these shares, please amend your Form 10-KSB for December 31,
2004
and Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly. In so doing, please consider the effect of a different fair value on both the amounts recognized for the shares, the gain on extinguishment and the guaranteed market provision.

7. Please tell us why it would be appropriate to adopt EITF 00-19 at
December 31, 2005, as you proposed in your response to part e. of prior comment two. In this regard, it would appear that your previously issued financial statements should have reflected the changes in the fair value of the guaranteed market provision since its issuance in July 2003.

Otherwise, as you have asserted that there were no changes in the fair value of this provision during 2003 and 2004, please amend your
Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures to reflect the changes in the fair value of the provision that occurred during 2005. If you conclude that there were changes in the fair value of this provision during 2003 and 2004, please amend your Form 10-KSB for December 31,
2004 to restate your financial statements and the related disclosures to reflect those changes.





Form 10-QSB for the Quarterly Period Ended September 30, 2005

Part I - Item 1.  Financial Statements, page 3

Consolidated Statement of Shareholders` Equity (Deficit)
(Unaudited),
page 5

8. Based on your disclosures, please explain why valuing the shares issued for services in September 2005 at $0.01 per share complies with paragraphs 8 through 10 of SFAS 123, when your response to part
e. of prior comment two noted that quotations for your stock had remained fairly consistent at $0.35 per share. Otherwise, please amend your Form 10-QSB for September 30, 2005 to restate your financial statements and the related disclosures accordingly. Please note that we referenced this filing solely to consider your responses to our prior comments and did not otherwise review this filing.

      Please respond to these comments and, as appropriate, amend your December 31, 2004 Form 10-KSB and subsequent Forms 10-QSB within
10 business days or tell us when you will provide us with a response.
You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. Herman Rappaport
Starmed Group, Inc.
March 31, 2006
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